

Bando Alternative Group Delivery, LLC is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Black-ownedMinority-owned
Bando Alternative Group Delivery, LLC

Cannabis Business

Taunton, MA 02780
View Website
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $60,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Bando Alternative Group Delivery, LLC is seeking investment to enter the Massachusetts cannabis market. We plan to be operational at the start of 2024. Our vision is to become a leading cannabis distribution company in Massachusetts by providing reliable and affordable cannabis deliveries with exceptional service.
Lease SecuredFirst LocationRenovating Location
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Bando Alternative Group Delivery, LLC is offering perks to investors. You earn perks based on your total investment amount in this business.

Bando earlybird swag pack Invest $3,000 or more to qualify. 10 of 10 remaining

Custom swag pack

This is a preview. It will become public when you start accepting investment.
THE TEAM
Stephen Barboza
CEO/ Co-Founder

Stephen was born in Taunton and lives in Fall River, MA. Stephen is a social equity participant who has worked in the MA Cannabis Industry since 2018, the infancy of the Adult Use Market. He has managed one of the first and largest retail stores in the Commonwealth during their peak operations. He has now transferred to the wholesale and marketing department working to develop brands that have grown across the country. Stephen's knowledge and expertise in and around the cannabis industry will help Bando thrive as they prepare to begin operating.

Mackenzie Long
President/ Co-Founder

MacKenzie (Mack), was born in Fall River and has been a lifelong resident of Westport. Mack is a licensed MA Attorney, General Contractor, and is involved in various aspects of real estate and business development. Mack's diverse skills will help Bando grow into a successful and strong cannabis company here in Massachusetts. His various connections and expertise allow Bando to save money by avoiding the costly endeavor of hiring consultants, lawyers, and other experts to get the business off the ground.

This is a preview. It will become public when you start accepting investment.
OUR MISSION

Our Mission at Bando Alternative Group is, to inspire cultural change within the cannabis industry by promoting and uplifting every individual we encounter on our journey. Our team remains focused on the mission by staying dedicated to our customer's satisfaction. We pay attention, we care, and we want you to remember how much you enjoyed the experience with B.A.G.

This is a preview. It will become public when you start accepting investment.

The term Bando traditionally describes an abandoned building used to distribute narcotics. We here at B.A.G. consider ourselves to be an Alternative to the traditional BANDO

As a Social Equity Company, with legacy roots, we recognize the importance of equity and inclusion within the legal cannabis industry and want to help provide access to those individuals who have been disproportionately affected by the drug laws.

Bando Alternative Group is just beginning to enter the Massachusetts cannabis market. We plan to be operational at the start of 2024. Our vision is to become a leading cannabis distribution company in Massachusetts by providing reliable and affordable cannabis deliveries with exceptional service.

Our Team will work diligently to provide our consumers with top quality service, products and experiences. Our knowledge of the industry and connection to the cannabis community will allow Bando to succeed beyond expectations, we aim to grow not only our own business but all of the businesses we work with.

This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

Delivery Operator- the Delivery Operator License is going allow Bando to provide Home Delivery of marijuana finished products to people over the age of 21 within Massachusetts 3rd Party Transporter-A 3rd Party Transportation License will allow Bando to provide Storage and Transportation for finished and unfinished marijuana products between Cultivators, Manufacturers, Testing Labs, and Retail Stores.

The combination of these licenses, will allow us to work with our neighboring Marijuana Establishments to help grow their brands locally and across the state.
This is a preview. It will become public when you start accepting investment.
DEC, 2020
Incorporated

In the midst if the pandemic we decided we were going to be the gateway for legacy market operators to transition into the legal market.

OCT, 2023
Capital Raise

After a long time of observing the Industry and pivoting from municipality to municipality. We have found a home in Taunton, Ma in a building with another Cultivator and Manufacturer. We have already secured our HCA, and special permit with the city.

This is a preview. It will become public when you start accepting investment.
THE BUILDING

Total o 2,916 sq ft will be used as warehouse space for Inventory and a small office with a dispatch center.

This is a preview. It will become public when you start accepting investment.
ROUND TWO SUBMISSION VIDEO FOR ELEVATE NORTHEAST'S SOCIAL EQUITY PITCH COMPETITION V
This is a preview. It will become public when you start accepting investment.
FIRST PUBLIC APPEARANCE

People choice winners of Elevate Northeast Social Equity pitch competition

This is a preview. It will become public when you start accepting investment.
PRESS
Bong & Pong fundraiser nets $16K for YWCA

HAVERHILL — Bando Alternative Group wins he first Bong & Pong Championship, hosted May 1 at the Renaissance Golf Club by local cannabis retailer Stem Haverhill, proved to be a smashing success.

This is a preview. It will become public when you start accepting investment.
BONG & PONG

Although we aren't open, we have stayed active throughout the state by engaging in networking and fundraising event. Such as Bong & Pong in Haverhill, MA

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds

Target Raise
Maximum Raise
Two Vehicles $64,600
Vehicle outfitting $10,000
Mainvest Compensation $5,400
Total $80,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,054,080 $4,492,800 $4,492,800 $4,492,800 $4,492,800
Cost of Goods Sold $643,512 $2,533,435 $2,533,435 $2,533,435 $2,533,435
Gross Profit $410,568 $1,959,365 $1,959,365 $1,959,365 $1,959,365

EXPENSES

Operating Expenses $190,419 $334,803 $344,847 $355,193 $365,848
Operating Profit $220,149 $1,624,562 $1,614,518 $1,604,172 $1,593,517
This information is provided by Bando Alternative Group Delivery, LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status

$80,000

TARGET

$124,000

MAXIMUM

This investment round closes on March 20th, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Bando Alternative Group Delivery LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $60,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 6%-9.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date March 31st, 2027
Financial Condition
Forecasted milestones

Bando Alternative Group Delivery, LLC forecasts the following milestones:

Secure lease in Taunton, MA by December , 2023.

Hire for the following positions by February , 2024: Driver (2), Currier (2), Dispatch Agent (2)

Achieve [$X] revenue per year by 2024.

Achieve [$Y] profit per year by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bando Alternative Group Delivery, LLC's fundraising. However, Bando Alternative Group Delivery, LLC may require additional funds from alternate sources at a later date.

No operating history

Bando Alternative Group Delivery, LLC was established in [December, 2020]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other challenges

Bando Alternative Group Delivery, LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

We have had to back out of two lease agreement because we were unable to secure a HCA in other municipalities in Massachusetts but have successfully secured one in the City of Taunton, MA.

Securing a location; We have had to pivot from several locations in the past but have found a home in Taunton Mass and only

[Challenge 3]

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in

the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bando Alternative Group Delivery, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bando Alternative Group Delivery, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bando Alternative Group Delivery, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bando Alternative Group Delivery, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Bando Alternative Group Delivery, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bando Alternative Group Delivery, LLC's management or vote on and/or influence any managerial decisions regarding Bando Alternative Group Delivery, LLC. Furthermore, if the founders or other key personnel of Bando Alternative Group Delivery, LLC were to leave Bando Alternative Group Delivery, LLC or become unable to work, Bando Alternative Group Delivery, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bando Alternative Group Delivery, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bando Alternative Group Delivery, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bando Alternative Group Delivery, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that

additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bando Alternative Group Delivery, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bando Alternative Group Delivery, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bando Alternative Group Delivery, LLC's financial performance or ability to continue to operate. In the event Bando Alternative Group Delivery, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bando Alternative Group Delivery, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bando Alternative Group Delivery, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bando Alternative Group Delivery, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bando Alternative Group Delivery, LLC will carry some insurance, Bando Alternative Group Delivery, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bando Alternative Group Delivery, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bando Alternative Group Delivery, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bando Alternative Group Delivery, LLC's management will coincide: you both want Bando Alternative Group Delivery, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bando Alternative Group Delivery, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Bando Alternative Group Delivery, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bando Alternative Group Delivery, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bando Alternative Group Delivery, LLC or management), which is responsible for monitoring Bando Alternative Group Delivery, LLC's compliance with the law. Bando Alternative Group Delivery, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bando Alternative Group Delivery, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bando Alternative Group Delivery, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bando Alternative Group Delivery, LLC, and the revenue of Bando Alternative Group Delivery, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bando Alternative Group Delivery, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bando Alternative Group Delivery, LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment

advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.